SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-52140

NOTIFICATION OF LATE FILING

☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Imperalis Holding Corp.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended December 31, 2021 has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

David J. Katzoff	(949)	774-2570
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue decreased to $25 for the year ended December 31, 2021, representing a decrease of $4, compared to $29 for the year ended December 31, 2020. The registrant’s net loss from continuing operations increased to $179,288 for the year ended December 31, 2021, representing an increase of $133,010, compared to $46,278 for the year ended December 31, 2020. The increase in net loss was primarily attributed to increase in professional fees, asset write-offs, owners compensation and an increase in interest expenses by $71,599, $19,659, $25,000 and $8,065, respectively. The increase was offset by gain on forgiveness of debt off $10,000 in the prior year. Professional fees consisted mainly of legal fees, accounting fees and other professional fees of $54,008, $15,425 and $2,993, respectively, incurred in connection with debt financing, SEC related fillings and Exchange Agreement. Asset write-off represents write-off of expired inventory, property & equipment and patent of $10,911, $1,749 and $7,000 respectively. Owner’s compensation represents amounts paid to the former owners of the Company. Increase in interest expense is mainly attributed to additional note payable and convertible note payable financing in 2021.

IMPERALIS HOLDING CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2022	/s/ David J. Katzoff
By: David J. Katzoff
Title: Chief Financial Officer